UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Voyager Oil & Gas, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

92911K 10 0

(CUSIP Number)

James Russell Reger

2812 1st Avenue North, Suite 506

Billings, Montana 59101

(406) 245-4902

With a copy to

Thomas F. Steichen, Esq.

Fredrikson & Bryon, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7338

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002083103

1	Names of Reporting Persons James Russell Reger

2	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,755,612(1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,364,849(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,612(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.03% shares of Common Stock(3)

14	Type of Reporting Person (See Instructions) IN

(1)	Includes 2,234,595 shares of common stock held by South Fork Exploration, LLC. Mr. Reger owns 100% of the issued membership units of South Fork Explorations, LLC.
(2)

Includes 390,763 shares of restricted stock which does not vest within 60 days of July 30, 2010. The restricted shares will vest upon the earlier of December 31, 2011, upon a Change of Control as defined in the Restricted Stock Award Agreement between Mr. Reger and Voyager, or termination of Mr. Reger’s employment with Voyager for any reason other than for cause. During the period in which the shares are restricted, Mr. Reger has the right to vote and receive dividends pursuant to the restricted shares.

(3)	Calculated based on 45,320,428 shares of Voyager common stock outstanding at August 1, 2010.

Item 1.	Security and Issuer

(A)          Title of Security:

Common Stock, $0.001 par value per share (the “Shares”).

(b)           Name of the Issuer:

Voyager Oil & Gas, Inc., a Delaware corporation (“Voyager”).

(c)           Voyager’s principal executive office:

2812 1st Avenue North, Suite 506

Billings, Montana 59101

Item 2.	Identity and Background

(a) This statement on Schedule 13D is filed by James Russell Reger, an individual.

(b) The principal business address of Mr. Reger is 2812 1st Avenue North, Suite 506, Billings, Montana 59101.

(c)  Mr. Reger is the Chief Executive Officer of Voyager, and his principal business address is 2812 1st Avenue North, Suite 506, Billings, Montana 59101.

(d) During the last five years, Mr. Reger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Reger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Reger is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On April 16, 2010 (the “Closing Date”), ante4, Inc.(“ante4”), completed the acquisition of Plains Energy Investments, Inc. (“Plains Energy”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”).  Mr. Reger and South Fork Exploration, LLC, of which Mr. Reger owns 100% of the membership interests, owned an aggregate of 3,099,000 of Plains Energy prior to the Merger.  Subsequent to the Merger, ante4 changed its name to Voyager Oil & Gas, Inc. Under the Merger Agreement, Plains Energy Acquisition Corp. (the “Merger Sub”), a wholly-owned subsidiary of ante4 merged with and into Plains Energy, with Plains Energy remaining as the surviving corporation and a wholly-owned subsidiary of Voyager (the “Merger”). On the closing date of the Merger, the issued and outstanding capital stock of Plains Energy before the Merger was converted into the right to receive an aggregate of 21,761,299 shares of Voyager’s common stock, the outstanding warrants of Plains Energy before the Merger were converted into the right to receive an aggregate of 4,689,153 warrants to purchase Voyager’s common stock, and 540,000 shares of Plains Energy restricted common stock issuable pursuant to restricted stock agreements were converted into the right to receive 468,915 shares of similarly restricted Voyager common stock. The stockholders of Voyager before the merger retained 21,292,333 shares of common stock, and options to purchase an aggregate of 326,666 shares of common stock. Voyager will be the holding company parent of Plains Energy, and the business operations following the Merger will be those of Plains Energy.

Item 4.	Purpose of Transaction

As further described in Item 3 above, the acquisition of Shares by Mr. Reger and this statement result from the consummation of the Merger.  At the effective time of Merger, the separate existence of Merger Sub ceased and Plains Energy continued as the surviving corporation and as a wholly-owned subsidiary of Voyager (formerly ante4). Each share of Plains Energy common stock that was issued and outstanding immediately prior to the Merger was cancelled, extinguished and automatically converted into the right to receive the merger consideration of 0.86836131 Shares per share of Plains Energy common stock as described in the Merger Agreement.

Other than as described above, Mr. Reger currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4 (a) - (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) After giving effect to the Merger, Mr. Reger beneficially owns 2,755,612 Shares, comprised of 130,254 Shares owned directly by Mr. Reger; 2,234,595 Shares owned by South Fork Exploration, LLC, an entity of which Mr. Reger owns 100% of the issued membership units; and 390,763 restricted Shares.

(b) Mr. Reger has the sole power to vote 2,755,612 Shares, and currently has sole power to dispose of 2,364,849 Shares, the balance of which, 390,763, are subject to restrictions as set forth in a Restricted Stock Agreement between Mr. Reger and Voyager.  The restricted shares will vest upon the earlier of December 31, 2011, upon a Change of Control as defined in the Restricted Stock Award Agreement between Mr. Reger and Voyager, or termination of Mr. Reger’s employment with Voyager for any reason other than for cause.  During the period in which the shares are restricted, Mr. Reger has the right to vote and receive dividends pursuant to the restricted shares.

(c) Not applicable.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Reger and any person with respect to any securities of Voyager including but not limited to the transfer or voting of any securities of Voyager, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010

/s/ James Russell Reger
JAMES RUSSELL REGER